AdvisorShares Trust

EXHIBIT TO ITEM 77D

POLICIES WITH RESPECT TO SECURITY INVESTMENTS


Effective September 21, 2015, the principal investment strategies of the AdvisorShares WCM/BNY Mellon Focused Growth
ADR ETF were modified and are stated as follows:

PRINCIPAL INVESTMENT STRATEGIES

WCM Investment Management (the "Sub-Advisor"), the sub-advisor to the Fund, seeks to achieve the Fund's investment objective by selecting primarily a portfolio of U.S.-traded securities of non-U.S. organizations, most often American Depositary Receipts ("ADRs"), included in the BNY Mellon Classic ADR Index. Under normal circumstances, the Fund will invest at least 80% of its total assets in ADRs and in securities that have economic characteristics similar to ADRs. The Fund invests in developed and emerging markets with an emphasis on large-capitalization companies.

The Fund's investment focus follows the Sub-Advisor's core philosophy of investing in industry-leading non-U.S. organizations led by visionary management teams with sound business strategies. The Sub-Advisor believes that these companies often dominate their industry and are likely to continue that domination well into the future. The Sub-Advisor establishes guidelines for sector and industry emphasis and develops the portfolio of the Fund. The Sub-Advisor analyzes the major trends in the global economy in order to identify those economic sectors and industries that are most likely to benefit. Typical themes incorporated in their investment process include demographics, global commerce, outsourcing, the growing global middle class and the proliferation of technology. A portfolio strategy is then implemented that will best capitalize on these investment themes and subsequent expected growth of the underlying assets.


Effective November 1, 2015, the investment objective of the AdvisorShares Treesdale Rising Rates ETF were modified and are stated as follows:

INVESTMENT OBJECTIVE

The AdvisorShares Treesdale Rising Rates ETF seeks total return while providing protection in a rising interest rate environment.



Effective November 1, 2015, the investment objective and principal investment strategies of the AdvisorShares Market
Adaptive Unconstrained ETF (formerly AdvisorShares Sunrise
Global Multi-Strategy ETF) were modified and are stated as follows:

INVESTMENT OBJECTIVE

The AdvisorShares Market Adaptive Unconstrained Income ETF (the
"Fund") seeks to provide long-term total return and income with a secondary emphasis on capital preservation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund is considered a "fund of funds" and seeks to achieve its investment objective by investing primarily in exchange-traded funds ("ETFs"), as well as other exchange-traded products, including, but not limited to, exchange-traded notes ("ETNs") and closed-end funds (collectively with ETFs and ETNs, "ETPs"), that offer diversified exposure to various global regions, credit qualities, durations and maturity dates. The Fund primarily invests in domestic and U.S.-listed foreign fixed income ETPs.

In seeking to achieve the Fund's investment objective, the Fund's sub-advisor, American Wealth Management ( the "Sub-Advisor"), will employ a proprietary strategy that includes a combination of active sector rotation and disciplined risk management utilizing various quantitative investment methods, including trend-following and momentum.

The Fund's portfolio will vary greatly over time depending upon the investment opportunities presented by the trading models used by the Sub-Advisor. For example, although the Fund may invest in numerous segments of the bond market simultaneously, on average the Fund will invest in the five segments of the bond market that the Sub-Advisor believes will provide the best opportunities for total return and income. However, during particularly flat to negative periods for bonds, the Fund may take on a defensive role by investing in three or fewer different markets in addition to short term bonds.